The Real Brokerage Inc. Expands Its Tech-powered Real Estate Brokerage to Utah

NEWS PROVIDED BY
The Real Brokerage Inc.
Jan 26, 2021, 07:30 ET

Salt Lake City Area Real Estate Professional Chris Martindale Named State Principal Broker

TORONTO and NEW YORK, Jan. 26, 2021 /CNW/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, today announced the company's expansion to the state of Utah with the appointment of local expert Chris Martindale as State Principal Broker. Real is now operating in 23 states and the District of Columbia.

"I'm excited to join Real because I believe the business model is the way of the future for real estate brokerages," said Martindale. He added, "The emphasis on building a strong culture for agents and the unique ﬁnancial opportunities such as like higher commission splits, a modernized technology platform, revenue sharing and equity incentives made this an easy decision for me."

Chris is a charismatic leader who has risen to the top ranks of the real estate industry. He began his career in 2006 and that year closed 24 transactions, resulting in being named Rookie of the Year by his brokerage. To date, he has sold over 500 homes and has been recognized as one of the top agents/teams at several brokerages including Century 21 Everest Realty Group and Century 21 International. He continues his professional growth through work with Tom Ferry, an elite real estate coaching company with a global reputation.

"Chris has the right combination of experience, leadership and passion for the business that will power Real's expansion of operations in the western United States," says Real founder and CEO Tamir Poleg.

Martindale is a Utah native who grew up in Ogden. He enjoys international travel and learning about new cultures and is trusted by clients and colleagues alike.

Contact Information:

For more details, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@ joinreal.com
917-922-7020

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 23 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating ﬁnancial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For more details, please contact:

The Real Brokerage Inc.

Lynda Radosevich

lynda@ joinreal.com
917-922-7020

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act)

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identiﬁed by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reﬂect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, Information relating to Real's expansion into the Utah market, Real's future growth plans and strategy, and eligibility of agents to receive performance-based incentives as part of Real's incentive program.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and ﬁnancial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reﬂect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is deﬁned in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.

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